 Tembec Inc. Form 6K cover

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

for the month of August, 2003

Commission File: 333-06552

REPORT TO SHAREHOLDERS
Third Quarter Fiscal

TEMBEC INC.

(Translation of registrant's name into English)

800, Rene-Levesque Boulevard West, Suite 1050
Montreal, Quebec H3B lX9
 (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                           Form 20-F ______          Form 40-F    X

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101 (b)(1): _____
Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper of a paper as permitted by Regulation S-T Rule 101 (b) (7): _____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes _____          No    X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    82-________

Tembec

A Company of People Building their own Future

THE SPIRIT OF INNOVATION

WE CARE

THIRD QUARTER REPORT 2003

REPORT TO SHAREHOLDERS
Third Quarter Fiscal 2003

Consolidated gross sales for the third quarter ended June 28, 2003 were $808.9 million, down from $872.6 million in the comparable period last year. The Company generated net earnings of $70.5 million ($0.82 per share), compared to restated net earnings of $68.7 million ($0.80 per share) in the corresponding quarter ended June 29, 2002, and net earnings of $34.2 million ($0.40 per share) in the previous quarter. The June 2003 quarterly net earnings resulted primarily from an after-tax gain of $128.4 million ($1.49 per share) on the translation of foreign denominated debt. Earnings before interest and financing charges, taxes, depreciation and amortization (EBITDA) totalled $12.2 million, down from EBITDA of $91.8 million generated a year ago and $12.5 million in the prior quarter.

Business Segment Results

During the quarter, the Forest Products Group generated negative EBITDA of $22.5 million on sales of $213.9 million. This compares to negative EBITDA of $10.8 million on sales of $236.1 million in the prior quarter. Although US dollar selling prices were relatively unchanged, the stronger Canadian dollar, which was 8% higher on average versus the US dollar, negatively impacted lumber prices and margins. As a result, the average selling price for SPF lumber decreased by $20 per mfbm. In response to the losses being generated by the SPF operations, the Company undertook production curtailments of 52.8 mmfbm during the quarter. The decrease in production increased costs by approximately $1.2 million. The financial results of this segment continue to be negatively affected by substantial payments of countervailing and antidumping duties on lumber shipped to the US. During the quarter, the Company incurred $19.3 million of duties compared to $19.1 million in the prior quarter. Details on the impact of the countervailing and antidumping duties are outlined in the notes to the interim consolidated financial statements.

The Pulp Group generated EBITDA of $30.0 million on sales of $328.5 million for the quarter ended June 28, 2003, up from EBITDA of $9.5 million on sales of $325.7 million for the prior quarter. Significantly higher US dollar selling prices were partially offset by the stronger Canadian dollar. Overall, pulp selling prices expressed in Canadian dollars increased by $29 per tonne from the prior quarter. Reported margins for this segment were also assisted by lower energy costs.

The Paper Group generated EBITDA of $1.2 million on sales of $186.6 million. This compares to $8.6 million on sales of $215.8 million in the prior quarter. Here again, the stronger Canadian dollar reduced profitability. Although published US $ reference prices increased, the lower effective Canadian dollar selling prices reduced sales and margins by $10.3 million or $44 for each tonne shipped by the Paper group in the June quarter. Lower manufacturing costs in our Canadian operations, primarily energy-related, offset the higher costs associated with the annual millwide maintenance shutdown at the St-Francisville, Louisiana facility.

Outlook

The Company's current results reflect the continued poor pricing experienced in its three core segments. As well, the trade difficulties in the SPF lumber industry continue to negatively impact the Company's financial performance. Despite an improvement in the US $ selling prices of pulp and paper, the higher value of the Canadian dollar effectively eliminated this benefit from the June quarterly results. While the Company's hedging program is providing a partial offset to the higher Canadian dollar, we will need to see higher commodity prices for Canadian manufacturers to generate adequate margins and returns. The Company continues to focus on controlling costs, maintaining liquidity and limiting capital expenditures to very short payback items.

Frank A. Dottori
President & C.E.O.

Management's Discussion and Analysis
for the quarter ended June 28, 2003

The following interim Management Discussion and Analysis (MD&A) provides a review of the significant developments and issues that influenced Tembec's financial performance during its third quarter ended June 28, 2003. The MD&A should be read in conjunction with the interim consolidated financial statements for the period ended June 28, 2003 and the audited consolidated financial statements and annual MD&A for the fiscal year ended September 28, 2002, included in the Company's Annual Report. All references to quarterly or Company information relate to Tembec's fiscal quarters. "EBITDA" refers to earnings before interest, income taxes, depreciation and amortization and other non operating expenses.

The interim MD&A contains statements that are forward-looking in nature. Such statements involve known and unknown risks and uncertainties that may cause Tembec's actual results to be materially different from those expressed or implied by such forward-looking statements. Such items include, among others: general economic and business conditions; product selling prices; raw material and operating costs; changes in foreign currency exchange rates and other factors referenced herein and in Tembec's continuous disclosure filings.

OVERVIEW

                                                                                                                            Quarterly Results ($ millions)

(1) Fiscal 2002 has been restated to comply with the new recommendations of Section 1650 of the CICA Handbook "Foreign Currency Translation".

June Quarter 2003 vs June Quarter 2002

The decrease in gross sales of $63.7 million over the comparable period a year ago is due primarily to lower shipments and selling prices in the Forest Products and Paper segments. The decline would have been greater if not for the higher selling prices of the Pulp segment. The $79.6 million decline in EBITDA was primarily due to the Forest Products segment, which accounted for $72.3 million of the decline. In addition to lower selling prices for SPF lumber, the segment absorbed higher export duties on lumber shipped to the US. Overall sales and EBITDA of all business segments were adversely affected by the stronger Canadian $ which averaged 0.716 US $, an increase of 11.2% over the 0.644 US $ in the year ago quarter. These items are discussed in more detail in the segmented review that follows.

Interest, foreign exchange and financing expense decreased by $9.1 million in total. Foreign exchange contract gains totaled $26.6 million versus a loss of $10.8 million in the prior year. During the June 2002 quarter, the Company incurred a loss of $14.3 million on its US $ / Canadian $ program partially offset by $3.5 million in gains on its US $ / Euro program. In the June 2003 quarter, both the Canadian $ and the Euro were stronger in terms of the US $. As a result, the Company generated gains of $14.1 million on its US $ / Canadian $ program and $12.5 million on the US $ / Euro program. While the weaker US $ generated significant hedging gains, it did however reduce the value of US $ monetary assets, principally cash and trade receivables. As a result, the expense for "Other foreign exchange items" increased by $22.7 million over the prior year quarter. Additional details are outlined in note 6 of the interim consolidated financial statements.

Effective September 29, 2002, the Company adopted the new recommendations of Section 1650 of the Canadian Institute of Chartered Accountants (CICA) with respect to foreign currency translation. As a result, the Company no longer defers and amortizes unrealized translation gains and losses on its foreign denominated debt. As the recommendations were adopted retroactively, the comparative quarterly data for fiscal 2002 included in the MD&A has been restated. During the June 2003 quarter, the Company recorded a gain of $153.3 million on the translation of its US $ denominated debt as the relative value of the Canadian $ increased from 0.679 US $ to 0.743 US $. This is similar to what occurred a year ago, when the Canadian $ increased from 0.627 US $ to 0.660 US $, and the Company recognized a gain on translation of foreign debt of $86.9 million.

Effective September 29, 2002, the Company also adopted the new recommendations of Section 3062 of the CICA with regards to goodwill and intangible assets and accordingly, ceased to amortize its goodwill. During the March 2003 quarter, the Company completed the required transitional impairment test and found no impairment of goodwill. In future, the Company expects to perform the annual impairment tests during the fourth quarter of each fiscal year. At the end of June 2003, the Company had goodwill of $36.5 million. As noted, the Company recorded no goodwill amortization in the current period compared to $0.4 million in the comparable quarter of the prior year.

The Company generated net earnings of $70.5 million or $0.82 per share compared to net earnings of $68.7 million or $0.80 per share in the corresponding quarter of the prior year. The after-tax impact of the gain on translation of foreign denominated debt was $128.4 million or $1.49 per share as compared to the prior year after-tax gain of $72.8 million or $0.84 per share.

Nine months ended June 2003 vs nine months ended June 2002

Although consolidated gross sales were relatively unchanged from the comparable period a year ago, down only $6.4 million in total, there were significant offsetting items. Lower selling prices in the Forest Products and Paper segments reduced sales by $101.9 million. Higher selling prices in the Pulp segment, higher volumes in all three major businesses and growth in the smaller Chemical segment increased sales by $93.4 million. The $159.0 million decline in EBITDA was primarily due to lower profitability in the Forest Products and Paper segments. Forest Products EBITDA declined by $108.0 million as a result of lower selling prices for SPF lumber and higher export duties on lumber shipped to the US. The Paper segment EBITDA declined by $43.4 million due to the appreciation of the Canadian $ versus the US $. The average EBITDA margin for the first nine months of fiscal 2003 was 2.0%, down from 9.1% a year ago. Overall, sales and EBITDA of all business segments were adversely affected by the stronger Canadian $, which averaged 0.672 US $, a 5.8% increase from 0.635 US $ in the prior year period.

Interest, foreign exchange and financing expense decreased by $55.6 million in total. Foreign exchange contract gains totaled $35.6 million versus a loss of $48.4 million in the prior year. During the nine month period ending June 2002, the Company incurred a loss of $54.4 million on its US $ / Canadian $ program, with a small offset of $6.0 million in gains on its US $ / Euro program. In the period ended June 2003, both the Canadian $ and the Euro were stronger in terms of the US $. As a result, the Company generated gains of $0.1 million on its US $ / Canadian $ program and $35.5 million on its US $ / Euro program. While the weaker US $ generated significant hedging gains, it did however reduce the value of US $ monetary assets, principally cash and trade receivables. As a result, the expense for "Other foreign exchange items" increased by $30.9 million over the comparable period a year ago. Additional details are outlined in Note 6 of the consolidated interim financial statements.

During the March 2002 quarter, the Company called US$250 million 9.875% Unsecured Senior Notes due 2005, including a call premium of 3.292%. The early redemption of the 9.875% Senior Notes generated a pre-tax unusual item of $16.0 million, including $13.1 million pertaining to the payment of the call premium and $2.9 million for the write-off of deferred financing costs. The net after-tax impact of this unusual item was $10.5 million or $0.12 per share.

As noted in the previous section, the Company adopted the new recommendations of Section 1650 of the CICA with respect to foreign currency translation. During the nine month period ended June 2003, the Company recorded a gain of $271.9 million on the translation of its US $ denominated debt as the relative value of the Canadian $ increased from 0.634 US $ to 0.743 US $. This is similar to what occurred a year ago, when the Canadian $ increased from 0.634 US $ to 0.660 US $ and the Company recognized a gain on translation of foreign debt of $72.0 million.

Also noted in the prior section, the Company adopted the new recommendations of Section 3062 of the CICA with regards to goodwill and intangible assets. As a result, there was no goodwill amortization during the most recently completed nine month period compared to $1.3 million in the comparable period of the prior year.

For the nine month period ended June 2003, the Company generated net earnings of $62.9 million or $0.73 per share compared to a net loss of $39.0 million or $0.45 per share in the corresponding period of the prior year. The after-tax impact of the gain on translation of foreign denominated debt was $227.7 million or $2.64 per share as compared to the prior year after-tax gain of $60.3 million or $0.70 per share.

FOREST PRODUCTS

                                                                                                                           Quarterly Results

June Quarter 2003 vs June Quarter 2002

The Forest Products segment generated negative EBITDA of $22.5 million on sales of $213.9 million. This compares to positive EBITDA of $49.8 million on sales of $269.3 million in the comparable quarter of the prior year. The average selling price of SPF lumber declined by $94 per mfbm from the year ago quarter. The lower prices were the result of lower US $ reference prices combined with a Canadian $ that averaged 11.2% higher versus the US $. Lower volumes, primarily in SPF lumber and Specialty Wood, reduced gross sales by an additional $20.8 million. In response to the losses being generated by the SPF operations, the Company undertook production curtailments of 52.8 mmfbm during the quarter. The decrease in production increased costs by approximately $1.2 million. EBITDA was also negatively affected by higher export duties. During the quarter, the Forest Products segment recorded a charge of $19.3 million relating to countervailing and antidumping duties on lumber shipped to the US. In the June 2002 quarter, the Company had recorded a positive net adjustment of $21.8 million relating to the reversal of previously accrued countervailing and antidumping duties.

Nine months ended June 2003 vs nine months ended June 2002

For the first nine months of the fiscal year, the Forest Products segment generated negative EBITDA of $40.5 million on sales of $682.3 million. This compares to positive EBITDA of $67.5 million on sales of $724.9 million in the prior year. The average selling price of SPF lumber was $53 per mfbm lower than in the comparable period in the prior year. The lower prices were the result of lower US $ prices combined with a Canadian $ that averaged 5.8% higher versus the US $. On a year-to-date basis, countervailing and antidumping duties have reduced net sales and EBITDA by $59.3 million in fiscal 2003, compared to a net credit of $1.1 million in the first nine months of fiscal 2002. Additional details regarding countervailing and antidumping duties are outlined in note 3 of the interim consolidated financial statements.

PULP

                                                                                                                             Quarterly Results

June Quarter 2003 vs June Quarter 2002

The Pulp segment generated EBITDA of $30.0 million on sales of $328.5 million for the quarter ended June 2003, compared to EBITDA of $18.0 million on sales of $307.7 million in the June 2002 quarter. Higher selling prices increased sales and EBITDA by $24.2 million or $53 per tonne shipped as compared to the year ago quarter. However, this increase represents only a portion of the approximately US $75 per tonne increase in reference prices. A stronger Canadian $, which averaged 11.2% higher versus the US $, mitigated half of the improvement in pulp prices. During the most recent quarter, the Euro averaged 1.589 Canadian $, an 11.1% increase over the 1.430 experienced a year ago. As a result, cost of sales for our French pulp mills, which represented 35% of gross sales, was approximately $10.5 million higher than would have been the case if the Euro had not appreciated versus the Canadian $. During the quarter, the Company continued with the startup of the Chetwynd, BC high yield pulp mill. The facility averaged approximately 60% of its target capacity of 215,000 tonnes in the June quarter, generating approximately $3.1 million of cash losses, which were capitalized. The Company anticipates that the facility will operate at +70% of capacity in the September 2003 quarter and will cease to generate startup losses. Contributions to EBITDA are anticipated to be relatively minor in the upcoming quarter, but will grow as the mill progresses toward its target capacity. Total downtime in the quarter was 3,900 tonnes, all maintenance related. This compares to 20,100 tonnes of maintenance downtime in the same quarter a year ago.

Nine months ended June 2003 vs nine months ended June 2002

The Pulp segment generated EBITDA of $53.8 million on sales of $960.8 million for the first nine months of the fiscal year, compared to $50.9 million on sales of $903.1 million in the comparable period of the prior year. Higher selling prices increased sales and EBITDA by $52.5 million or $38 per tonne shipped as compared to the same nine month period a year ago. The increase represents only a portion of the approximate US $45 per tonne increase in reference prices. A stronger Canadian $, which averaged 5.8% higher versus the US $, mitigated the positive impact of higher pulp prices. During the most recent nine month period, the Euro averaged 1.593 Canadian $, a 12.7% increase over the 1.414 experienced a year ago. As a result, cost of sales for our French pulp mills, which represented 37% of gross sales, was approximately $38.2 million higher than would have been the case if the Euro had not appreciated versus the Canadian $. In addition, the Canadian pulp mills incurred higher energy and fibre costs during the first three quarters of the fiscal year. Total downtime in the first nine months of fiscal 2003 was 45,400 tonnes, all maintenance related. This compares to 48,900 tonnes of maintenance downtime and 4,100 tonnes of market related downtime in the same period a year ago.

PAPER

                                                                                                                           Quarterly Results

June Quarter 2003 vs June Quarter 2002

The Paper segment generated EBITDA of $1.2 million on sales of $186.6 million. This compares to EBITDA of $17.2 million on sales of $216.8 million in the same quarter a year ago. Lower effective selling prices for all grades of paper reduced sales by $14.3 million or $61 per tonne shipped. Despite higher US $ reference prices, here again the stronger Canadian $ effectively reduced the Company's realizations. Lower volumes, primarily coated papers, reduced sales by an additional $14 million. Mill level manufacturing costs increased by $13.5 million, largely as a result of the annual millwide maintenance shutdown at the St. Francisville, Louisiana paper mill. The shutdown had been taken in the March quarter in fiscal 2002. However, the St. Francisville mill also experienced a decrease of $9.4 million in its equivalent Canadian $ manufacturing costs due to the relative increase in the value of the Canadian $ versus the US $.

Nine months ended June 2003 vs nine months ended June 2002

The Paper segment generated EBITDA of $14.2 million on sales of $621.3 million. This compares to EBITDA of $57.6 million on sales of $654.1 million in the comparable period of fiscal 2002. Lower effective selling prices for all grades of paper reduced sales by $44.6 million or $62 per tonne shipped. Despite similar US $ reference prices, the stronger Canadian $ effectively reduced the Company's realizations. Higher volumes, primarily coated papers, increased sales by $10.8 million. Higher energy costs were offset by several favourable items including reduced chemical costs at the St. Francisville, Louisiana paper mill. In addition, the St. Francisville mill also experienced a decrease of $17.3 million in its equivalent Canadian $ manufacturing costs due to the relative increase in the value of the Canadian $ versus the US $.

FINANCIAL POSITION

(1) Fiscal 2002 has been restated to comply with the new recommendations of Section 1650 of the CICA Handbook "Foreign Currency Translation".

Cash flow from operations before working capital changes for the first nine months of fiscal 2003 was negative $74.6 million, a $94.5 million decline from the comparable period last year. The reduced cash flow corresponds to the decline in EBITDA, partially offset by lower interest and foreign exchange costs. For the nine month period ended June 2003, non-cash working capital items generated $53.9 million, an increase from $8.2 million generated by the same items in the prior year. After allowing for net fixed asset additions of $94.2 million, "free cash flow" was negative $168.8 million versus a negative amount of $41.1 million a year ago. The Company defines free cash flow as "cash provided by operating activities before changes in non-cash working capital balances less net fixed asset additions".

In response to the continued weak cash flow, the Company has curtailed capital expenditures to minimum levels. For the first nine months of fiscal 2003, net fixed asset additions totalled $94.2 million compared to $61.0 million in the comparable period a year ago. The amount spent is equal to 56% of fixed asset depreciation. The increase over the prior year is largely as result of capital expenditures of $21.7 million related to the start-up of the recently acquired Chetwynd, BC high yield pulp mill. The mill was restarted in February 2003 and the remaining capital expenditures are not anticipated to be significant.

In March 2002, the Company issued US$350 million of 7.75% Unsecured Senior Notes due 2012. The majority of the proceeds were used to call the US$250 million 9.875% Unsecured Senior Notes due 2005, including the call premium of 3.292% and accrued interest payable. During the quarter ended March 2002, the early redemption of the 9.875% Senior Notes generated an unusual pre-tax charge of $16.0 million. The remaining proceeds were to be used to redeem the C$115 million 8.30% Unsecured Debentures. To the end of fiscal 2002, the Company had repurchased $84.3 million of the 8.30% Debentures. The balance of $30.7 million was repaid at maturity in January 2003.

In March 2003, the Company issued US$100 million of Unsecured Senior Notes as an "add-on" to the existing US$250 million 8.625% Unsecured Senior Notes. The additional tranche was issued at par. The use of proceeds was for general corporate purposes.

During the first nine months of fiscal 2003, the Company has repaid $81.6 million of debt. Major items include $30.7 million to repay, at maturity, the remaining 8.30% Unsecured Debentures, the required $10 million annual payment on the 7% Unsecured Subordinated Debentures, the required US $8.5 million payment on the 8.39% Unsecured Senior Notes and periodic payments totalling $18.6 million to repay the Ontario Hydro loan.

During the June quarter, the Company repurchased 726,800 common shares at an average price of $6.63 per share, pursuant to its normal course issuer bid.

Net debt to total capitalization stood at 50.2% at June 2003. This represents a decrease of 4.0% since the last audited consolidated financial statements. As part of its long-term strategy, Tembec has resolved to maintain its percentage of net debt to total capital at 40% or less. Improvement in the pricing levels of the Company's main products will be required before any meaningful reduction can be achieved.

At the end of June 2003, Tembec had cash and temporary investments of $126.3 million plus unused operating lines totaling $305.5 million. This compares to $149.8 million and $376.8 million respectively at the date of the last audited financial statements.

At the end of September 2002, the Company had US$444.0 million of US $ / Euro foreign exchange options outstanding with scheduled maturities from October 2002 to March 2005. This program had been put in place in October 2000, coincident with the purchase of the two Larochette pulp mills, located in Southern France. In light of the significant strengthening of the Euro versus the US $, the Company began to gradually liquidate its position in December 2002 and completed the exercise during the June quarter. As a result, in addition to the reported gains of $35.5 million realized on this program during the first nine months of fiscal 2003, the Company has generated a deferred gain of $87.9 million on the options that would normally have matured between July 2003 and January 2005. The deferred gain will be amortized into income over the next 7 quarters, in accordance with the original maturities of the options.

The Company is currently continuing with its US $ / Canadian $ hedging program. During the first nine months of fiscal 2003, this program has yielded a small gain of $0.1 million. At June 28, 2003, there remained outstanding US $1,310.0 million of foreign exchange contracts at an average rate of 1.571 (0.637). If the contracts had been settled at that date, based on the ending conversion rate of 1.346 (0.743), the Company would have received $251.4 million. The US $ / Canadian $ program, which began in 1995, was designed to pre-sell up to 50% of anticipated net US $ receipts for a three year period. At that time, the Company was less than a quarter of its current size on a gross sales basis. In light of Tembec's growth and greater geographic diversification, the Company has been reviewing the requirement for such a large scale program going forward. Consideration is currently being given to reducing or exiting the US $ / Canadian $ program.

On June 19, 2003, Tembec and Domtar announced that they had reached an agreement-in-principle to create a joint venture that will be equally owned by both companies. The new venture will combine existing timber and SPF lumber operations in the provinces of Quebec and Ontario. The joint venture will also market the SPF lumber manufactured by Tembec at its sawmills in British Columbia and by Domtar at its Lebel-sur-Quevillon (Quebec) sawmill. The transaction is subject to certain conditions, including completion of due diligence, negotiation of definitive agreements, approval of the respective Boards of Directors, as well as government and other required approvals. It is expected to close on or about September 30, 2003.

In summary, the current interim financial results reflect the relatively low margins experienced by the Company in its three core business segments. Although we have seen some improvement in US $ pulp and paper prices, the stronger Canadian $ combined with lumber export duties continue to negatively impact financial performance. The Company has adopted several defensive measures, including the restriction of capital expenditures to minimum levels. The Company is focused on controlling costs and liquidity and is well positioned to generate significant earnings when commodity prices recover.

FINANCIAL PERFORMANCE & OTHER DATA

(1)% returns for each quarter have been annualized.
(2) Fiscal 2002 has been restated to comply with the new recommendations of Section 1650 of the CICA Handbook "Foreign Currency Translation".

CONSOLIDATED BALANCE SHEETS

(unaudited) (in millions of dollars)

CONSOLIDATED STATEMENTS OF OPERATIONS

Quarters and nine months ended June 28, 2003 and June 29, 2002
(unaudited) (in millions of dollars except for number of shares and per share amounts)
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Quarters and nine months ended June 28, 2003 and June 29, 2002
(unaudited) (in millions of dollars)
CONSOLIDATED STATEMENTS OF CASH FLOWS

Quarters and nine months ended June 28, 2003 and June 29, 2002
(unaudited) (in millions of dollars)
CONSOLIDATED BUSINESS SEGMENT INFORMATION

Quarters ended June 28, 2003 and June 29, 2002
(unaudited) (in millions of dollars)

CONSOLIDATED BUSINESS SEGMENT INFORMATION

Nine months ended June 28, 2003 and June 29, 2002
(unaudited) (in millions of dollars)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Figures in table are in millions of dollars)

  Significant accounting policies

  Basis of presentation

  These unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies and methods as the most recent audited consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements for the year ended September 28, 2002.

  Changes in accounting policies

  In February 2003, the Canadian Institute of Chartered Accountants (CICA) issued accounting guideline 14 on the financial statement disclosures to be made by a guarantor relative to its obligations under guarantees. Effective December 29, 2002 the Company adopted the new guideline. The required disclosures are summarized in note 3.

  Effective September 29, 2002, the Company adopted the new recommendations of Section 3062 of the Canadian Institute of Chartered Accountants (CICA) with regards to goodwill and intangible assets and accordingly, goodwill is no longer amortized to earnings, but periodically tested for impairment. During the March 2003 quarter, the Company completed the required transitional impairment test as at September 29, 2002 and found no impairment of goodwill. In the future, the Company expects to perform the annual impairment tests during the fourth quarter of each fiscal year.

  Effective September 29, 2002, the Company adopted retroactively with restatement the new recommendations of Section 1650 of the Canadian Institute of Chartered Accountants (CICA) with respect to foreign currency translation and accordingly, eliminated the deferral and amortization of the unrealized translation gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the period. As a result of the adoption of these recommendations, other assets decreased by $37.3 million, future income taxes decreased by $6.1 million, and retained earnings decreased by $31.2 million as of September 28, 2002. For the quarter ended June 29, 2002, other long-term liabilities and credits decreased by $29.6 million, future income taxes increased by $4.8 million and retained earnings increased by $24.8 million. The restatement of prior period earnings resulted in an increase in net earnings of $72.6 million for the quarter ended June 29, 2002, a decrease in the net loss of $31.6 million for the quarter ended March 30, 2002 and an increase in the net loss of $6.0 million for the quarter ended December 29, 2001, for a total decrease in net loss of $98.2 million for nine months ended June 29, 2002.

  Business of the Company

  The Company operates an integrated forest products business. The business includes five reportable segments, which are operated separately due to the nature of products and processes. The performance of each segment is evaluated by the management of the Company against short-term and long-term financial objectives as well as environmental and other key criteria. The forest products segment consists primarily of forest and sawmill operations, which produce lumber and building materials. The pulp segment includes the manufacturing and marketing activities of a number of different types of pulps. The paper segment consists primarily of production and sales of newsprint and coated papers, while the coated bleached board operations are under the paperboard segment. The chemical and other products segment consists primarily of the transformation and sale of resins and pulp by-products. Intersegment transfers of wood chips, pulp and other services are recorded at transfer prices agreed to by the parties, which are intended to approximate fair market value. The accounting policies used in these business segments are the same as those described in this note.

  Acquisitions and Business Combinations

  2003

  On September 30, 2002, the Company acquired the remaining 51% interest in 3626776 Canada Inc. The numbered company had previously acquired a formaldehyde plant and entered into a capital lease arrangement with a wholly-owned subsidiary of Tembec, ARC Resins International Corp.

  During the March 2003 quarter, the Company finalized the purchase of two sawmills located in France. The company Brassac S.A.S. ("Brassac"), which purchased the sawmills is 75% owned by Tembec SA, a wholly owned subsidiary of the Company.

  On June 19, 2003, Tembec and Domtar announced that they had reached an agreement-in-principle to create a joint venture that will be equally owned by both companies. The new venture will combine existing timber and SPF lumber operations in the provinces of Quebec and Ontario. The joint venture will also market the SPF lumber manufactured by Tembec at its sawmills in British Columbia and by Domtar at its Lebel-sur-Quevillon (Quebec) sawmill. The transaction is subject to certain conditions, including completion of due diligence, negotiation of definitive agreements, approval of the respective Boards of Directors, as well as government and other required approvals. It is expected to close on or about September 30, 2003.

  2002

  On November 5, 2001, the Company acquired all of the shares of Davidson Industries Inc. ("Davidson") which includes two sawmills in Quebec and one in New Hampshire.

  On November 26, 2001, the asset valuation with respect to the June 19, 2001, St. Francisville, Louisiana paper mill ("Tembec USA LLC") acquisition from Crown Paper Co. was finalized which caused an increase of $1.2 million to the original recorded purchase price.

  On April 5, 2002, the Company disposed of its Nouvelle sawmill to a newly formed 50/50 joint venture Temrex Forest Products Limited Partnership ("Temrex"). The 50% owned partnership then acquired the St-Alphonse sawmill also located in the Gaspé region of Quebec. Net proceeds paid to the Company amounted to $9.0 million. The financial results of Temrex are proportionately accounted for in these financial statements.

  Details of the acquisitions net of disposals are as follows:

| | Brassac | 3626776 Canada Inc. | Total (2003) | Davidson | Tembec USA LLC | Nouvelle | Temrex | Total (2002) |
|---|---|---|---|---|---|---|---|---|
| Net assets acquired: | | | | | | | | |
| Working capital: | | | | | | | | |
| Cash (bank indebtedness) | **$ (0.3)** | **$ 0.1** | **$ (0.2)** | $ (7.9) | $ - | $ - | $ - | $ (7.9) |
| Non-cash working capital | - | **0.1** | **0.1** | 10.5 | - | (7.8) | 5.8 | 8.5 |
| | **(0.3)** | **0.2** | **(0.1)** | 2.6 | - | (7.8) | 5.8 | 0.6 |
| Non-working capital: | | | | | | | | |
| Investments | - | - | - | 0.3 | - | - | - | 0.3 |
| Fixed assets | **3.1** | - | **3.1** | 17.5 | 1.2 | (11.7) | 14.8 | 21.8 |
| Other assets | - | **5.0** | **5.0** | 0.2 | - | (0.4) | 1.2 | 1.0 |
| Long-term debt and other liabilities | - | **(4.5)** | **(4.5)** | (18.0) | - | - | - | (18.0) |
| Future income taxes | - | - | - | (0.4) | - | (1.0) | - | (1.4) |
| Minority interests | **(0.7)** | - | **(0.7)** | - | - | - | - | - |
| | **2.4** | **0.5** | **2.9** | (0.4) | 1.2 | (13.1) | $ 16.0 | 3.7 |
| Non-recognized gain on sale | - | - | - | - | - | (11.0) | 11.0 | - |
| Deferred gain on sale of assets | - | - | - | - | - | (6.7) | - | (6.7) |
| Gain on sale of assets | - | - | - | - | - | (3.2) | - | (3.2) |
| | - | - | - | - | - | (20.9) | 11.0 | (9.9) |
| | **$ 2.1** | **$ 0.7** | **$ 2.8** | $ 2.2 | $ 1.2 | $ (41.8) | $ 32.8 | $ (5.6) |
| Consideration paid (received) in: | | | | | | | | |
| Cash | **$ 2.1** | **$ 0.7** | **$ 2.8** | $ - | $ - | $ (41.8) | $ 32.8 | $ (9.0) |
| Other short-term liabilities | - | - | - | 2.2 | - | - | - | 2.2 |
| Common shares (98,586) | - | - | - | - | 1.2 | - | - | 1.2 |
| | **$ 2.1** | **$ 0.7** | **$ 2.8** | $ 2.2 | $ 1.2 | $ (41.8) | $ 32.8 | $ (5.6) |

  Commitments and contingencies

  Countervailing and antidumping duties

  In response to the expiration of the Softwood Lumber Agreement, a number of industry groups in the United States filed petitions with the U.S. Department of Commerce ("USDOC") and the U.S. International Trade Commission ("USITC) alleging unfair trade practices by the Canadian softwood lumber industry. These petitions proposed that certain softwood lumber exports from Canada to the United States be charged with countervailing and antidumping duties.

  On August 9, 2001, the USDOC imposed a preliminary countervailing duty of 19.31% on Canadian softwood lumber shipped to the U.S. The Company subsequently accrued $21.8 million of countervailing duty covering shipments of lumber to the U.S. between August 17, 2001 and December 15, 2001. On March 22, 2002, the USDOC issued its final determination in the countervailing duty investigations, adjusting the rate from 19.31% to 19.34% and subsequently corrected for ministerial errors to 18.79%. The USDOC also determined that no critical circumstances existed and accordingly the duty would not apply retroactively to May 19, 2001. On May 16, 2002, the USITC announced it had found no current injury, but a threat of injury, to the U.S. lumber industry, effectively removing the requirement to remit any funds relating to lumber shipped to the U.S. prior to December 15, 2001. The finding of threat of injury resulted in the USDOC issuing an order to collect countervailing duties on a going forward basis. During the June 2002 quarter, the Company reversed the $21.8 million it had accrued from August 2001 to December 2001. The bonds posted to cover the liability were also cancelled.

  Effective May 22, 2002, the Company has been subject to a countervailing duty of 18.79%. A charge of $18.2 million was incurred during Fiscal 2002 relating to lumber shipments to the U.S. between May 22 and September 28, 2002. A charge of $11.6 million was incurred during the June 2003 quarter relating to lumber shipments to the U.S. between March 30 and June 28, 2003. On a year-to-date basis, a charge of $37.2 million was incurred relating to lumber shipments to the US between September 29, 2002 and June 28, 2003. The Company is currently remitting cash deposits to cover the applicable duty.

  On October 31, 2001, the USDOC imposed a preliminary antidumping duty averaging 10.76% on all of the Company's softwood lumber shipments to the U.S. beginning on November 6, 2001. The aforementioned average rate was assigned specifically to the Company based on the USDOC's review of our actual historical shipments to the U.S. On March 22, 2002, the USDOC issued its final determination in the antidumping investigation, increasing the Company's average rate from 10.76% to 12.04% and subsequently corrected to 10.21% for ministerial errors. As at March 30, 2002, the Company had accrued $9.7 million of antidumping duty covering shipments of lumber to the U.S. between November 6, 2001 and March 30, 2002. On May 16, 2002 the USITC announced it had found no current injury to the U.S. lumber industry, but a threat of injury, effectively removing the requirement to remit any funds relating to lumber shipped to the U.S. prior to May 5, 2002. The USITC finding of threat of injury allowed the USDOC to place an antidumping order on softwood lumber. During the June quarter, the Company reversed the $9.7 million it had accrued from November 2001 to March 2002. The bonds posted to cover the liability were also cancelled.

  Effective May 22, 2002, the Company has been subject to an average antidumping duty of 10.21%. A charge of $10.1 million was incurred during Fiscal 2002 relating to lumber shipments to the U.S. between May 22 and September 28, 2002. A charge of $7.7 million was incurred during the June 2003 quarter relating to lumber shipments to the U.S. between March 30 and June 28, 2003. On a year-to-date basis, a charge of $22.1 million was incurred relating to lumber shipments to the U.S. between September 29, 2002 and June 28, 2003. The Company is currently remitting cash deposits to cover the applicable duty.

  The following table summarizes the quarterly impact of the aforementioned duties on the Company's financial results ($ millions):

  The final amount of countervailing and antidumping duties that may be assessed on Canadian softwood lumber exports to the U.S. cannot be determined at this time and will depend on determinations yet to be made by any reviewing courts, the North American Free Trade Agreement ("NAFTA") or World Trade Organization ("WTO") panels to which those determinations are being appealed.

  Commitments

  The partners of Papiers Gaspésia Limited Partnership ("Gaspésia") have provided guarantees for a US$45 million (C$70 million) loan facility to be used to finance the modernization program of the paper mill in Chandler, Quebec. The Company's portion of the guarantee is limited to 25% or US$11.3 million. As at June 28, 2003, no amounts had been drawn on the facility.

  Long-term debt

  Stock-based compensation plans

  Under the Long-Term Incentive Plan, the Company may, from time to time, grant options to its employees. The plan provides for the issuance of common shares at an exercise price equal to the market price of the Company's common shares on the date of the grant. These options vest over a five-year period and expire ten years from the date of issue.

  The Company applies the intrinsic value based method of accounting for stock-based compensation awards granted to employees. Under this method, no compensation expense is recorded over the vesting period of these options. The Company discloses the pro forma effect on net earnings (loss) and earnings (loss) per share had the fair value-based method been applied for options granted after September 29, 2001. During the third quarter, the Company did not grant any stock options (10,000 at $14.50 in 2002.) On a year-to-date basis, the Company granted 169,969 options at $10.86 (255,556 at $10.76 in 2002.)

  In accordance with Section 3870 of the CICA Handbook and using the straight-line method, the following pro forma disclosures present the effect on earnings (loss) had the fair value-based method been chosen.

  (in millions of dollars, except per share amounts)

  The fair value of each option granted was estimated on the date of grant using the Black & Scholes option-pricing model with the following assumptions:

  Interest, foreign exchange, and other

  Income Taxes

  EBITDA

  EBITDA is defined as earnings before interest, income taxes, depreciation and amortization and other non-operating expenses. On a consolidated basis, the Company believes that it is a useful indicator of its ability to generate funds to meet debt service and capital expenditure requirements. EBITDA is not intended as an alternative measure of cash flows from operating activities as determined in accordance with Canadian GAAP. Because EBITDA may not be calculated identically by all companies, the presentation in the Company's financial statements may not be directly comparable to similarly titled measures of other companies. The reconciliation of cash flows from operating activities as determined in accordance with Canadian GAAP to EBITDA is summarized as follows:

  In addition, the Company also uses EBITDA internally to evaluate the financial and operating performance of its reportable segments and individual business units. The Company believes that it is a useful indicator of profitability of its business segments and individual business units. Segmented EBITDA is equivalent to operating earnings prior to the deduction of depreciation and amortization expense. The various components are outlined in the consolidated business segment information.

  Comparative figures

  Certain comparative figures have been reclassified to conform with the financial statement presentation adopted.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEMBEC INC.

Claude Imbeau_________________________
Vice-President, General Counsel and Secretary

Date: August 8, 2003